October 4, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, D.C. 20549

Re:	Fortuneswell Corporation
Registration Statement on Form S-1/A (Amendment No. 1)
File No. 333-202072

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Fortuneswell Corporation (the “Company”) hereby requests the withdrawal of the Company’s above referenced Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2017. The Company requests the withdrawal of the Registration Statement because the Company had intended to file an amendment to its previously filed Registration Statement on Form S-1, filed with the SEC on July 14, 2017 (File No. 333-219284) and instead, the above referenced was inadvertently filed. The Registration Statement has not been declared effective and no shares of the Company’s common stock or other securities have been sold under the Registration Statement.

Should you have questions regarding this request for withdrawal, please contact the undersigned at 805-304-2664.

Very truly yours,

/s/ J. Daniel Thatcher
J. Daniel Thatcher President